Exhibit 99.1

Disclosure of Transactions in Own Shares

Paris, November 1st, 2018 - In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1st, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from October 29, 2018 to October 31, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
29.10.2018	205,010	51.1062	10,477,282	XPAR
29.10.2018	37,897	51.1176	1,937,204	CHIX
29.10.2018	11,455	51.1078	585,440	BATE
30.10.2018	546,457	50.8180	27,769,852	XPAR
30.10.2018	151,000	50.8156	7,673,156	CHIX
30.10.2018	30,000	50.9823	1,529,469	TRQX
30.10.2018	103,000	50.7640	5,228,692	BATE
31.10.2018	546,457	50.8180	27,769,852	XPAR
31.10.2018	151,000	50.8156	7,673,156	CHIX
31.10.2018	30,000	50.9823	1,529,469	TRQX
31.10.2018	103,000	50.7640	5,228,692	BATE
Total	1,708,079	51.1992	87,452,251

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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